02025337

RECD S.E.C.

MAR 2 5 2002

070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E.
3-25-02

For March 25, 2002

MetroGas Inc.
(Translation of registrant's name into English)

MetroGas S.A.
Avenida Montes de Oca 1120
(1271) Buenos Aires, Argentina
(Address of principal executive offices)

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F__X__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 25 ,2002

By: ______________________

Name: Luis A. Domenech

Title: Administrative and Finance Director

EXHIBIT	**PAGE**
Attached hereto as Exhibit A is an English version of a press release dated March 25, 2002 from MetroGAS S.A. (the "Company"), announcing the Company's intention to suspend principal and interest payments on all of its financial indebtedness.	4

EXHIBIT A

An English version of a press release dated March 25, 2002 from the Company, announcing the Company's intention to suspend principal and interest payments on all of its financial indebtedness.

MetroGAS

Buenos Aires, March 25th, 2002

MetroGAS S.A. announced today that, due to the significant and materially adverse changes which have occurred recently in Argentina, the company is suspending principal and interest payments on all of its financial indebtedness.

MetroGAS stated that the Public Emergency Law 25,561 passed by the Argentine Congress on January 6, 2002, together with implementing regulations, altered fundamental parameters of the company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into Pesos, and also resulted in the devaluation of the Peso. As a result of the changes referred to above, the domestic and international financial markets are closed to the company as they are to most other Argentine companies.

The company also stated that the Public Emergency Law imposes on the providers of public services, such as the company, the obligation to renegotiate their contractual arrangements with the Argentine Government to adjust for the changes resulting from such Law while continuing to provide services. The company is managing its available cash in order to provide these services. Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, the company intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the company's financial indebtedness.

MetroGAS further stated that it has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the company with the development of such restructuring plan.

The company said that it will begin contacting its creditors to discuss the foregoing, and that it encourages its creditors to contact the following persons with any questions they may have with respect to this matter:

MetroGAS S.A. (Buenos Aires)
Luis A. Domenech
Financial and Administration Director
Phone: 5411-4309-1437

J.P. Morgan Securities Inc. (New York)
Kathryn Collins Kiplinger
Phone: 1-212-622-7487
William W. Perry
Phone: 1-212-834-4302
Santiago Bausili
Phone: 1-212-834-4310